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10029497

*AB 3/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cabrera Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South LaSalle Street Suite 1050
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Aguilar (312) 236.8888
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, **Robert Aguilar,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cabrera Capital Markets, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cabrera Capital Markets, LLC
(A Delaware Limited Liability Company)

Financial Report

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Cabrera Capital Markets, LLC

We have audited the accompanying statement of financial condition of Cabrera Capital Markets (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Cabrera Capital Markets as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Cabrera Capital Markets, LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	426,963
Cash segregated under federal and other regulations		706,975
Commissions and fees receivable		1,514,663
Receivable from clearing broker		9,538,595
Deposit with clearing broker		100,000
Securities owned, at fair value		20,856,834
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $ 204,150		694,545
Receivable from affiliate		577,168
Other assets		323,521
Total assets	$	34,739,264
Liabilities and Members' Equity		
Liabilities		
Payables to clearing broker	$	20,596,376
Accounts payable and accrued expenses		4,585,873
Total liabilities		25,182,249
Liabilities subordinated to claims of general creditors		1,750,000
Members' capital		7,807,015
Total liabilities and members' equity	$	34,739,264

See Notes to Financial Statements.

The accompanying notes are an integral part of this statement of financial condition.

Cabrera Capital Markets, LLC
(A Delaware Limited Liability Company)

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Cabrera Capital Markets, LLC, (the Company), was incorporated in the State of Illinois on April 24, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc (FINRA). The Company is also registered with the National Futures Association, as an introducing broker. The Company's principal business includes the sale of securities and participation and management in underwritings.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the agreement.

Accounting policies: In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB *Accounting Standards Codification* (Codification), which is the single source of authoritative nongovernmental U.S. GAAP. The codification launched on July 1, 2009 and is effective for interim and annual periods ending after September 15, 2009. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. After the Codification launched on July 1, 2009, only one level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions: Securities transactions are recorded on trade date. Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from or payable to broker-dealers and clearing organizations on the statement of financial condition.

Fair value of financial instruments: Trading securities and other financial instruments are recorded on trade date and reflected at fair value. Gains or losses are recorded in trading gains.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable. Advisory fees are recognized as earned.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services. These costs consist primarily of bond counsel fees, bond insurance expense, ratings service fees and other clearing fees. Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Income and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses from foreign currency translation are recorded in trading gains, net.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

FASB Accounting Standards Codification topic 740-10, *Income Taxes*,pr ovides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Subsequent events: FASB ASC 855, *Subsequent Events*, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issues. The provisions of FASB ASC 855 were effective for interim and annual periods ending after June 15, 2009. The adoption of FASB ASC 855 did not have a material impact on the financial condition, results of operations or cash flows of the Company.

Note 2. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. The types of investments included in Level 1 in active markets include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

Note 2. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Municipal bonds, taxable bonds and asset backed securities are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Certificates of deposit are valued based on cost plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

The Company classifies its securities owned at December 31, 2009 as follows:

	Level 1	Level 2	Level 3	Total
Securities owned				
Municipal bonds	$ -	$ 18,652,168	$ -	$ 18,652,168
Equities	1,267,466		-	1,267,466
Asset backed securities	-	326,054		326,054
Taxable bonds	-	320,000	-	320,000
Certificates of deposit	-	291,146	-	291,146
Receivable from clearing broker				
Futures contracts	45,234	-	-	45,234
Total assets at fair value	$ 1,312,700	$ 19,589,368	$ -	$ 20,902,068

Substantially all of the Company's other assets and liabilities, except for furniture, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Receivable from and Payable to Clearing Broker

At December 31, 2009, receivable from clearing broker was comprised of $9,538,595 in deposits to facilitate principal trading activity.

At December 31, 2009, payable to clearing broker was comprised entirely of amounts used to finance principal trading activity.

Note 4. Derivative Instruments

The Company's derivative activities are limited to financial futures contracts. These derivative contracts are recorded on the statement of financial condition as receivable from clearing broker measured at fair value and the related unrealized gain associated with these derivatives is recorded in trading gains, net on the statement of income. As of December 31, 2009, the amount of unrealized loss on the futures contracts amounts to $45,234.

Note 5. Liabilities Subordinated to Claims of General Creditors

At December 31, 2009, liabilities subordinated to claims of general creditors is as follows:

Subordinated loan agreement, Bank of America (formerly LaSalle Bank, NA) at prime plus 2.50% (effectively 5.75% at December 31, 2009), due February 15, 2010	$ 1,750,000

This subordinated borrowing is covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 6. Members' Equity

Members' equity consists of two classes of members, Common Unit Holders and Series A Preferred Unit Holders. As of December 31, 2009, both classes of members are represented. As of December 31, 2009, the equity balances of the Common Unit Holders and Series A Preferred Unit Holders were $1,790,565 and $6,016,450, respectively.

Under the terms of the operating agreement, each Series A Preferred Unit Holder is entitled to an 8% cumulative annual return on the amount of such Series A Preferred Unit Holder's Adjusted Capital Contribution, as defined. Additionally, under the terms of the operating agreement, distributions to the members are first to the Series A Preferred Unit Holders to the extent of such unit holders' accrued but unpaid preferred return, second to the Common Unit Holders, pro rata and thereafter, to all Unit Holders pro rata.

Further, Series A Preferred Unit Holders have the right, at their option, to convert in whole or in part any Series A Preferred Units into such number of Common Units equal to 2.3360 common units for every preferred unit held. Each Series A Preferred Unit automatically will convert into Common Units upon the earlier of (i) the closing of a Qualified IPO or (ii) such time as more than 50% of all Series A Preferred Units issued by the Company have been voluntarily converted into Common Units.

Note 7. Related Party Transactions

At December 31, 2009, receivable from affiliate consists of an amount due from an entity affiliated by common ownership that represents organization expenses paid by the Company. The organization expenses are related to Cabrera Capital Partners, Inc., a hedge fund of funds, expected to become operational in 2010.

Note 8. Benefit Plan

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company makes matching contributions and may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants.

Note 9. Commitments, Contingencies and Indemnifications

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of December 31, 2009, and were subsequently settled had no material effect on the financial statements as of that date.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

Note 10. Lease Agreements

The Company occupies its offices under leases which expire through June 30, 2015. Aggregate annual rentals, excluding escalation charges and other operating costs are as follows:

Years ending December 31:	
2010	$ 653,628
2011	666,541
2012	629,899
2013	543,641
2014	461,587
Thereafter through 2015	166,036
	$ 3,121,332

In connection with various leases, the Company has delivered irrevocable letters of credit to landlords totaling $285,438. These letters of credit, which expire at various dates through January 2011, are collateralized by the Company's certificates of deposit.

Note 11. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 11. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfil its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event that the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring compliance with bank terms on a daily basis.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk: The Company has entered into an agreement with another broker-dealer that will execute and clear securities transactions for the Company on a fully disclosed basis. The Company has deposited $100,000 with the clearing broker-dealer as collateral for the Company's performance under the agreements.

Additionally, the Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due and short positions. In the event these counterparties do not fulfil their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of $5,234,213 and $305,725, respectively, and its ratio of aggregate indebtedness to net capital was 0.89 to 1. The net capital rule may effectively restrict the payment of distributions to the members.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. At December 31, 2009, the Company's net capital of $5,234,213 exceeds the required net capital under Regulation 1.17 by $5,189,213.

The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

Note 13. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued and noted the following:

The Company has applied for and received approval from FINRA to pay the outstanding balance of $1,750,000 on the subordinated loan. The loan was repaid on February 22, 2010.

Additionally, the Company has entered into a lease agreement for new office space effective February 8, 2010 through June 8, 2018. The total commitments under this lease agreement are approximately $3,800,000.

McGladrey & Pullen

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures

Members
Cabrera Capital Markets, LLC
10 South LaSalle Street, Suite 1050
Chicago, Illinois 60603

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Cabrera Capital Markets, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC (the Specified Parties), solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009, noting the following:

Total Revenue per the audited financial statements for the year ended December 31, 2009	$ 23,784,899
Less: revenues reported on the FOCUS reports for the period from Janauary 1, 2009 to March 31, 2009	6,362,176
	17,422,723
Difference	(31,697)
Total Revenue per Form SIPC-7T for the period from April 1, 2009 to December 31, 2009	$ 17,391,026

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2010

SIPC-7T (27-REV 3/09)	SECURITIES INVESTOR PROTECTION CORPORATION 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215 202-371-8300 **Transitional Assessment Reconciliation**	SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Cabrera Capital Markets, LLC
10 South LaSalle Street Suite 1050
Chicago IL 60603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Aquilar (312)236-8888

2. A.	General assessment [item 2e from page 2 (not less than $150 minimum)]	$ 37,763
B.	Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) 1-14-209 Date Paid	(150)
C.	Assessment balance due	37,613
D.	Interest computed on late payment (see instruction E) for 212 days at 20% per annum	1,556
E.	Total assessment balance and interest due (or overpayment carried forward)	$ 39,169
F.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as E above) $ 39,169	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cabrera Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of February, 20 10.

CFO/COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,391,026
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	152,953
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,198,754
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	934,261
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,285,968
2d. SIPC Net Operating Revenues	$ 15,105,058
2e. General Assessment @ .0025	$ 37,763
	(to page 1 but not less than $150 minimum)